Exhibit 99.1

CANADIAN IMPERIAL BANK OF COMMERCE

Earnings Coverage on Subordinated Indebtedness as at July 31, 2025

Interest requirements based on subordinated indebtedness were $434 million for the 12-month period ended July 31, 2025. Earnings before income taxes and interest requirements on subordinated indebtedness, net of non-controlling interests, for the 12-month period ended July 31, 2025, were $10,955 million, which was 25.2 times our interest requirements as described above.

This ratio is calculated on the basis of amounts derived from our consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the 12-month period ended July 31, 2025. The ratio reported is not defined by IFRS and does not have any standardized meaning under IFRS and thus may not be comparable to similar measures used by other issuers.

In calculating the ratio, non-controlling interests were adjusted to before-tax equivalents using the applicable effective income tax rates.